EXHIBIT 99.1

TOP Ships Inc. Announces Intention to Spin Off a New Nasdaq-Listed Suezmax Tanker Company

ATHENS, Greece, June 04, 2025 (GLOBE NEWSWIRE) -- TOP Ships Inc. (the “Company” or “TOP Ships”) (NYSE American: TOPS), an international owner and operator of modern, fuel-efficient “ECO” tanker vessels, announced today that it intends to effect a spin-off of two of its Suezmax tanker vessels.

Rubico Inc. (“Rubico”), currently a subsidiary of TOP Ships, would become an independent publicly-traded company listed on the Nasdaq Capital Market as a result of the planned spin-off. The initial assets of Rubico will be the M/T Eco Malibu and M/T Eco West Coast, each a modern, high specification, scrubber-fitted and fuel-efficient 157,000 dwt Suezmax tanker.

As part of the spin-off transaction, TOP Ships intends to distribute 100% of the common shares of Rubico to its securityholders of record as of June 16, 2025. The distribution of common shares of Rubico is expected to be made on or around June 30, 2025. Following the spin-off, there are expected to be no overlapping board members or executive officers between Rubico and TOP Ships.

In the spin-off distribution, TOP Ships intends to distribute 100% of the common shares of Rubico pro rata to the common shareholders of TOP Ships and to all holders of outstanding common stock purchase warrants of TOP Ships on an as-exercised basis.

TOP Ships securityholders do not need to take any action to receive Rubico shares to which they are entitled, and do not need to pay any consideration or surrender or exchange TOP Ships common shares. TOP Ships common shareholders (and warrantholders on an as-exercised basis) will receive one Rubico common share for every two TOP Ships common shares held at the close of business on June 16, 2025, the record date for the distribution. Fractional common shares of Rubico will not be distributed. Instead, the distribution agent will aggregate fractional common shares into whole shares, sell such whole shares in the open market at prevailing rates promptly after Rubico’s common shares commence trading on the Nasdaq Capital Market, and distribute the net cash proceeds from the sales pro rata to each holder who would otherwise have been entitled to receive fractional common shares in the distribution.

In connection with the spin-off transaction, Rubico expects to raise $1.5 million in a private placement of its common shares at a purchase price of $20.00 per share. The private placement will be conditioned on and is expected to close concurrently with the spin-off distribution.

Rubico will file a registration statement on Form 20-F with the Securities and Exchange Commission in connection with the proposed spin-off. The transaction remains subject to such registration statement being declared effective and the approval of the listing of Rubico’s common shares on the Nasdaq Capital Market. There can be no assurance that the transaction will occur or, if it does occur, of its terms or timing. TOP Ships may, at any time, decide to abandon the spin-off. A copy of the registration statement on Form 20-F filed by Rubico will be available at www.sec.gov.

About TOP Ships Inc.

TOP Ships Inc. is an international owner and operator of ocean-going vessels focusing on modern, fuel-efficient eco tanker vessels transporting crude oil, petroleum products (clean and dirty) and bulk liquid chemicals. For more information about TOP Ships Inc., visit its website: www.topships.org.

Cautionary Note Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including statements regarding the proposed spin-off and the prospects and strategies of TOP Ships and Rubico following the spin-off, the valuation of the shares of Rubico and TOP Ships following the spin-off, and the listing of Rubico’s common shares on the Nasdaq Capital Market.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending,” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, our management's examination of historical operating trends, data contained in our records, and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs, or projections. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward‐looking statements as a result of developments occurring after the date of this communication.

For further information please contact:

Alexandros Tsirikos
Chief Financial Officer
TOP Ships Inc.
Tel: +30 210 812 8107
Email: atsirikos@topships.org